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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549
                              ____________________

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                                MDT CORPORATION
                           (Name of Subject Company)

                                MDT CORPORATION
                       (Name of Person Filing Statement)

                    COMMON STOCK, PAR VALUE $1.25 PER SHARE,
                            INCLUDING THE ASSOCIATED
                          COMMON STOCK PURCHASE RIGHTS
                         (Title of Class of Securities)


                                  552687 10 5
                     (CUSIP Number of Class of Securities)

                               J. MILES BRANAGAN
                            CHIEF EXECUTIVE OFFICER
                                MDT CORPORATION
                                 STRATFORD HALL
                                   SUITE 200
                                1009 SLATER ROAD
                         DURHAM, NORTH CAROLINA  27703
                                 (919) 941-9745
                          (Name, address and telephone
                         number of person authorized to
                      receive notice and communications on
                     behalf of the person filing statement)

                                with a copy to:
                                 C. JAMES LEVIN
                               O'MELVENY & MYERS
                             400 SOUTH HOPE STREET
                                   15TH FLOOR
                         LOS ANGELES, CALIFORNIA  90071
                                 (213) 669-6000

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     This Amendment No. 2 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (as may be amended from time to time, the "Schedule 14D-9") filed on May 17, 1996 by MDT Corporation, a Delaware corporation (the "Company"), with the Securities and Exchange Commission (the "Commission"), as amended by Amendment No. 1 to Schedule 14D-9 filed on June 7, 1996 by MDT with the Commission, relating to the tender offer (the "Offer") by Getinge
Acquisition Corp., a Delaware corporation (the "Bidder") and an indirect wholly-owned subsidiary of Getinge Industrier AB (publ), a corporation organized under the laws of Sweden ("Getinge"), disclosed in a Tender Offer Statement on
Schedule 14D-1 (the "Schedule 14D-1"), dated May 17, 1996, for all outstanding shares of Common Stock, par value $1.25 per share, of the Company (the
"Shares"), including the associated Common Stock Purchase Rights (the "Rights"), for a per Share consideration of $4.50 net in cash to the seller, upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of May 12, 1996 (the "Merger Agreement"), among Getinge, the Bidder and the Company.

     All capitalized terms used herein but not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 14D-9. In connection with the foregoing, the Company is hereby amending the Schedule 14D-9 as follows:

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     Item 8 is amended and supplemented to add the following information:

     On June 13, 1996, the Company issued a press release, a copy of which is attached hereto as Exhibit (d)(1) and incorporated herein by reference in its entirety.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 9 is amended and supplemented to add the following exhibits which are filed herewith:

(d)(1) Press Release issued by the Company on June 13, 1996.

(d)(2) Letter dated June 7, 1996, from MEDAES, Incorporated.

(d)(3) Letter dated June 7, 1996 from Cyclopss Corporation.

(d)(4) Letter dated June 3, 1996 from Blackstone Ultrasonics.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated:  June 13, 1996      MDT CORPORATION



                           By:    /s/ J. Miles Branagan
                                  ---------------------------------------------
                                  Name:  J. Miles Branagan
                                  Title:  President and Chief Executive Officer

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                                 EXHIBIT INDEX

Exhibit No.                                 Exhibit
- -----------    --------------------------------------------------------------

 99.D1         Press Release issued by the Company on June 13, 1996.

 99.D2         Letter dated June 7, 1996, from MEDAES, Incorporated.

 99.D3         Letter dated June 7, 1996, from Cyclopss Corporation.

 99.D4         Letter dated June 3, 1996 from Blackstone Ultrasonics.

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